Exhibit 99.1

NEWS RELEASE

January 21, 2009

ARC ENERGY TRUST ANNOUNCES $220 MILLION BOUGHT DEAL FINANCING

CALGARY, January 21, 2009, (AET.UN and ARX - TSX) ARC Energy Trust (“ARC” or the “Trust”) is pleased to announce it has entered into an agreement, on a bought deal basis, with a syndicate of underwriters led by RBC Capital Markets for an offering of 13,456,000 trust units at $16.35 per trust unit to raise gross proceeds of approximately $220 million. Closing of the bought deal financing is expected to occur on or about February 6, 2009 and is subject to customary regulatory approvals.  ARC has also granted the underwriters an over-allotment option to purchase, on the same terms and conditions, up to an additional 2,018,400 trust units. This option is exercisable, in whole and in part, at any one time up to 24 hours prior to closing of the offering. The maximum gross proceeds raised under this offering will be approximately $253 million should the over-allotment option be exercised in full.

The proceeds from this financing will be used to partially finance ARC's 2009 capital expenditure program and positions ARC to execute on its expansion plans.  On January 12, 2009 ARC announced a reduction to its full year 2009 capital program to approximately $450 million through a reduction in capital costs and a deferral of some capital spending into the first quarter of 2010.  The objective of the 2009 capital program is to maintain current productive capacity and further develop ARC’s Montney lands including the design and construction of 60 mmcf per day of new processing capacity at Dawson to be on stream in the first quarter 2010.

The trust units will be issued by way of a short-form prospectus to be filed in each of the provinces of Canada.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $5 billion.  The Trust expects 2009 oil and gas production to average 64,000 to 65,000 barrels of oil equivalent per day from six core areas in western Canada.  ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2009 and beyond; the sources, deployment and allocation of expected capital in 2009; and the success of future development drilling prospects.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

This news release is not for dissemination in the United States or to any United States new services.  The trust units of ARC have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website
www.arcenergytrust.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6417   Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 2100, 440 - 2nd Avenue S.W.
Calgary, AB  T2P 5E9